March 9, 2016

VIA EDGAR AND EMAIL

Daniel F. Duchovny, Esq.

Special Counsel

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street NE

Washington, D.C. 20549-4631

Re:	MYR Group Inc. Preliminary Proxy Statement on Schedule 14A Filed February 26, 2016 File No. 001-08325

Dear Mr. Duchovny:

On behalf of our client, MYR Group Inc., a Delaware corporation (“MYR Group” or the “Company”), set forth below are our responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were set forth in the Staff’s letter, dated March 4, 2016 (the “Comment Letter”), with respect to MYR Group’s Preliminary Proxy Statement on Schedule 14A filed on February 26, 2016 (the “Preliminary Proxy”). In addition, MYR Group has also filed today Amendment No. 1 to the Preliminary Proxy (the “Revised Preliminary Proxy”). The Revised Preliminary Proxy reflects revisions in response to the Comment Letter and certain other minor revisions. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold text, followed in each case by our response on behalf of the Company.

1.	Please revise the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: The Revised Preliminary Proxy is clearly marked as a “Preliminary Copy.”

2.	Please tell us where you have provided the disclosure required by Item 5(b)(vi)-(xii) of Schedule 14A.

Response: The Revised Preliminary Proxy now includes Appendix I, which includes the disclosure required by Item 5(b)(vi)-(xii) of Schedule 14A.

3.	Please provide us supplemental support for the December 15 E-Mail and the January 7, 2016 e-mail, each from Engine Capital to you.

Response: In response to your request for supplemental support for the December 15 E-Mail and the January 7, 2016 e-mail referenced in the Background of Solicitation of the Preliminary Proxy, we have enclosed copies of the December 15 E-Mail and the January 7, 2016 e-mail (with redactions of certain personal contact information).

*             *             *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (216) 586-7302.

Very truly yours,

/s/ James P. Dougherty

James P. Dougherty

Enclosures

cc: Gerald B. Engen, Jr.

MYR Group Inc.